82-1209

GGL DIAMOND CORP.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

November 24, 2005

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT TO RAISE UP TO C$1 MILLION

Vancouver, British Columbia -- Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company intends to raise gross proceeds of up to $1,000,000 by way of a non-brokered private placement consisting of Flow-Through Shares at $0.28 per share and/or Units at $0.22 per Unit, at the choice of the subscriber. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share at a price of $0.30 per share for a period of one year following the closing date of the private placement. The securities will be subject to a four month hold period from the closing date. The Company may pay a cash finder's fee of 8% of the gross proceeds with respect to certain of the subscribers.

The subscription proceeds from the Flow-Through Shares will be used for exploration projects on the Company's properties in the Northwest Territories and the subscription proceeds from the Units will be used for exploration projects, corporate and administrative expenses and working capital. The private placement and any finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.